FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Koselugo approved in Japan for NF1

27 September 2022 07:05 BST

Koselugo approved in Japan for paediatric patients with plexiform neurofibromas in neurofibromatosis type 1

First medicine approved in Japan to treat this rare and debilitating genetic condition

Pivotal SPRINT trial showed Koselugo reduced tumour volume

Koselugo (selumetinib) has been approved in Japan for the treatment of paediatric patients three years of age and older with plexiform neurofibromas (PNs) in neurofibromatosis type 1 (NF1) with clinical symptoms, such as pain and disfigurement, and PNs which cannot be completely removed by surgery without risk of substantial morbidity.1

The approval by the Japanese Ministry of Health, Labour and Welfare (MHLW) is based on positive results from the SPRINT Stratum 1 Phase II trial sponsored by the National Institutes of Health's National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP). The trial showed Koselugo, an oral treatment option, reduced the size of inoperable tumours in children.1,2 Additionally, a Phase I trial in Japanese paediatric NF1 patients with symptomatic and inoperable PNs was also evaluated as a basis for the approval, with the trial showing tumour reduction.

NF1 is a debilitating genetic condition affecting one in 3,000 individuals worldwide, most commonly diagnosed in children under 10.3,4 In 30-50% of patients, tumours develop on the nerve sheaths (plexiform neurofibromas) and can cause clinical issues such as disfigurement, motor dysfunction, pain, airway dysfunction, visual impairment and bladder or bowel dysfunction.2,5-8

Professor Yoshihiro Nishida, MD, PhD, Department of Rehabilitation Medicine at Nagoya University, Nagoya, Japan, and Japan Phase I trial investigator said: "People living with plexiform neurofibromas caused by neurofibromatosis type 1 often face painful physical, emotional and social burdens. This approval marks a major step forward in addressing the debilitating impact these plexiform neurofibromas have on paediatric patients living with neurofibromatosis type 1 in Japan. Koselugo provides a suitable intervention to treat symptomatic plexiform neurofibromas, which may improve long-term patient activities of daily living and quality of life."

Marc Dunoyer, Chief Executive Officer, Alexion, said: "As the first medicine approved in Japan for paediatric patients with symptomatic, inoperable plexiform neurofibromas in neurofibromatosis type 1, Koselugo offers new hope for patients and families affected by this incurable genetic disease, whose only previous treatment option was repeated surgery. This approval is a testament to our longstanding commitment to rare disease research and we are energised by the opportunity to further accelerate innovation and care for the neurofibromatosis type 1 community."

The SPRINT Stratum 1 Phase II trial showed Koselugo demonstrated an objective response rate (ORR) of 66% (33 of 50 patients, confirmed partial responses) in paediatric patients with PNs in NF1 when treated with Koselugo as twice-daily oral monotherapy.1 ORR is defined as the percentage of patients with confirmed complete (disappearance of PNs) or partial response (at least 20% reduction in tumour volume).1 The most common adverse reactions in the SPRINT trial were vomiting, blood creatine phosphokinase increase, diarrhoea and nausea.1

Results from the SPRINT Stratum 1 Phase II trial were published online in The New England Journal of Medicine.2

In addition to Japan, Koselugo is also approved in the US and EU for the treatment of paediatric patients with NF1 and symptomatic, inoperable PNs. Further regulatory submissions are underway.

Notes

NF1
NF1 is a debilitating genetic condition that is caused by a spontaneous or inherited mutation in the NF1 gene.9 NF1 is associated with a variety of symptoms, including soft lumps on and under the skin (cutaneous neurofibromas) and skin pigmentation (so-called 'café au lait' spots) and, in 30-50% of patients, tumours develop on the nerve sheaths (plexiform neurofibromas).5,9 These plexiform neurofibromas (PNs) can cause clinical issues such as disfigurement, motor dysfunction, pain, airway dysfunction, visual impairment and bladder or bowel dysfunction.2,5-8 PNs begin during early childhood, with varying degrees of severity, and can reduce life expectancy by up to 15 years.5,8-10

SPRINT
The SPRINT Stratum 1 Phase II trial was designed to evaluate the objective response rate and impact on patient-reported and functional outcomes in paediatric patients with NF1-related inoperable PNs treated with Koselugo (selumetinib) monotherapy.2 This trial sponsored by NCI CTEP was conducted under a Cooperative Research and Development Agreement between NCI and AstraZeneca with additional support from Neurofibromatosis Therapeutic Acceleration Program (NTAP).

Koselugo
Koselugo (selumetinib) is the first and only approved therapy by the Japanese MHLW for the treatment of paediatric patients three years of age and older with plexiform neurofibromas (PNs) in neurofibromatosis type 1 (NF1) with clinical symptoms, such as pain and disfigurement, and PNs which cannot be completely removed by surgery without risk of substantial morbidity.1 Koselugo blocks specific enzymes (MEK1 and MEK2), which are involved in stimulating cells to grow.1 In NF1, these enzymes are overactive, causing tumour cells to grow in an unregulated way. By blocking these enzymes, Koselugo slows down the growth of tumour cells.1

Koselugo is approved for use in the US, EU and Japan and has received Orphan Drug Designation in Russia, Switzerland, South Korea, Taiwan and Australia, and health authorities worldwide are reviewing regulatory submissions.

AstraZeneca and MSD Strategic Collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Rahway, NJ, US, known as MSD outside the US and Canada, announced a global strategic collaboration to co-develop and co-commercialise Lynparza and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Koselugo (selumetinib) Japanese prescribing information; 2022.
2.   Gross AM, et al. Selumetinib in children with inoperable plexiform neurofibromas. N Engl J Med. 2020 Apr 9;382(15):1430-1442. doi: 10.1056/NEJMoa1912735.
3.   Cancer.Net. Neurofibromatosis Type 1. Available at: https://www.cancer.net/cancer-types/neurofibromatosis-type-1. Accessed July 2022.
4.   National Human Genome Research Institute. About Neurofibromatosis. Available at: https://www.genome.gov/Genetic-Disorders/Neurofibromatosis. Accessed July 2022.
5.   Hirbe AC, Gutmann DH. Neurofibromatosis type 1: a multidisciplinary approach to care. Lancet Neurol. 2014;13:834-43. doi: 10.1016/S1474-4422(14)70063-8.
6.   Dombi E, Baldwin A, Marcus LJ, et al. Activity of selumetinib in neurofibromatosis type 1-related plexiform neurofibromas. N Engl J Med. 2016;375:2550-2560. doi: 10.1056/NEJMoa1605943.
7.   Mayo Clinic. Neurofibromatosis. Available at: https://www.mayoclinic.org/diseases-conditions/neurofibromatosis/symptoms-causes/syc-20350490. Accessed July 2022.
8.   NHS. Neurofibromatosis Type 1, Symptoms. Available at https://www.nhs.uk/conditions/neurofibromatosis-type-1/symptoms. Accessed July 2022.
9.   National Institute of Neurological Disorders and Stroke. Neurofibromatosis Fact Sheet. Available at: "What is NF1?" Available at: www.ninds.nih.gov/disorders/patient-caregiver-education/fact-sheets/neurofibromatosis-fact-sheet. Last accessed: July 2022.
10.  Evans DGR, Ingham SL. Reduced life expectancy seen in hereditary diseases which predispose to early-onset tumors. Appl Clin Genet. 2013;6:53-61.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 September 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary